Exhibit 12.1

Global Partners LP
Ratio of Earnings to Fixed Charges (a)

	December 31,
	2014	2013	2012	2011	2010
	(dollars in thousands)
Earnings:
Income before income taxes and before adjustment for noncontrolling interest	$117,943	$41,872	$48,320	$19,420	$27,038
Plus fixed charges	49,212	44,752	42,973	36,604	25,894
Total earnings	$167,155	$86,624	$91,293	$56,024	$52,932
Fixed Charges:
Interest expense	$47,764	$43,537	$42,021	$35,932	$25,317
Interest portion of rental expense	1,314	1,215	952	672	577
Total fixed charges	$49,078	$44,752	$42,973	$36,604	$25,894
Ratio of earnings to fixed charges (a)	3.41	1.94	2.12	1.53	2.04

(a)  We calculated the ratio of earnings to fixed charges by dividing earnings by fixed charges.  Earnings consist of income from continuing operations before income taxes and before adjustment for noncontrolling interest, plus fixed charges.  Fixed charges consist of (i) interest expense, including accretion of senior notes discount and amortization of deferred financing fees and (ii) the portion of rental expense we estimate to be representative of the interest factor in rent expense.